Exhibit 21.1

CornerWorld Corporation

&

Subsidiaries

Those entities, which are indented, represent subsidiaries of the entity under which they are indented.

Name of Company	Jurisdiction of Formation
CornerWorld Corporation	Nevada
A. CornerWorld, Inc.	Delaware
B. Enversa Companies LLC	Texas
1. Tiny Dial, LLC	Delaware
2. The Leadstream, LLC	Delaware